Revised Schedule A

Fund	Ticker	Percentage of Revised Investment Management Fee	Effective Date of Sub-Advisory Agreement
FT Vest Gold Strategy Quarterly Buffer ETF	BGLD	50%	January 15, 2021
FT Vest Gold Strategy Target Income ETF	IGLD	50%	February 24, 2021
FT Vest Bitcoin Strategy & Target Income ETF	DFII	50%	March 26, 2025
FT Vest Bitcoin Strategy Floor15 ETF – April	BFAP	50%	March 26, 2025